





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: October 31, 2023 |
| Estimated average burden hours per response. . . . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DNB Markets, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, 31st Floor, New York, NY 10166
(No. and Street)

| New York | NY | 10166 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Felkowski - 212.681.3935
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

| 529 Fifth Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Theodore S. Jadick Jr. _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DNB Markets, Inc. _____, as of December 31 _____, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

TS Jadick

Signature

President

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGEMENT

STATE OF NEW YORK )
) ss.:
COUNTY OF NASSAU )

On this 26th day of February, in the year 2021, before me, the undersigned, a Notary Public in and for said State, personally appeared Theodore S. Jadick, Jr., personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

____________________

KURT B. PLANKL
Notary Public, State of New York
No. 01PL6027580
Qualified in Nassau County
Certificate on file in New York County
Commission Expires Aug. 9, 2021

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DNB Markets, Inc.

Year Ended December 31, 2020

With Report of

Independent Registered Public Accounting Firm

*(SEC I.D. No 8-66024)*

# DNB Markets, Inc.

# Financial Statements and Supplemental Information

Year Ended December 31, 2020

## Contents

Facing Page & Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statements

Supplemental Schedules



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management
DNB Markets, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DNB Markets, Inc. as of December 31, 2020, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DNB Markets, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of DNB Markets, Inc.'s management. Our responsibility is to express an opinion on DNB Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DNB Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE  NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004          CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS



CITRINCOOPERMAN®
Accountants and Advisors

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of DNB Markets, Inc.'s financial statements. The supplemental information is the responsibility of DNB Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as DNB Markets, Inc.'s auditor since 2019.
New York, New York
February 26, 2021

# DNB Markets, Inc.

## Statement of Financial Condition

### December 31, 2020

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 140,679,746 |
| Cash segregated in compliance with federal and other regulations | 108,869 |
| Deposit with clearing broker (note 3) | 1,000,000 |
| Investment banking and advisory fees and other receivables | 5,830,217 |
| Fail to deliver (note 2) | 855,327 |
| Receivables from customer | 10,336,714 |
| Current and deferred tax asset, net | 806,694 |
| Fixed assets (net of accumulated depreciation and amortization of $1,654,708) (note 5) | 3,585,827 |
| Right of use assets | 18,938,865 |
| Prepaid expenses and other assets | 6,733,334 |
| Total assets | $ 188,875,593 |

**Liabilities and stockholder's equity**

| | |
|---|---:|
| Lease liability (note 8) | $ 18,938,865 |
| Accrued expenses and interest payable | 7,746,352 |
| Fail to receive (note 2) | 10,336,714 |
| Taxes payable | 338,561 |
| | 37,360,492 |
| | |
| Subordinated borrowings from Parent | 15,000,000 |
| | |
| Stockholder's equity: | |
| Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding | 1,000 |
| Additional paid in capital | 365,366 |
| Retained earnings | 136,148,735 |
| Total stockholder's equity | 136,515,101 |
| Total liabilities and stockholder's equity | $ 188,875,593 |

*The accompanying Notes to Financial Statements are an integral part of these financial statements.*

# DNB Markets, Inc.

## Statement of Operations

### Year Ended December 31, 2020

| | |
|---|---:|
| **Revenues** | |
| Investment banking and advisory fee income, net | $ 31,635,246 |
| Commission income, net | 3,418,023 |
| Institutional income | 701,439 |
| Interest | 303,309 |
| Total revenues | 36,058,017 |
| | |
| **Expenses** | |
| Employee compensation and benefits | 15,490,470 |
| Allocated charges from affiliates (note 4) | 3,224,952 |
| Rent and occupancy (note 8) | 2,029,130 |
| Interest (note 4) | 1,876,650 |
| Office expense | 1,206,539 |
| Travel and entertainment | 501,635 |
| Professional fees | 400,613 |
| Depreciation and amortization | 201,335 |
| Impairment of fixed assets | 61,631 |
| Other | 702,502 |
| Total expenses | 25,695,457 |
| | |
| Income before income taxes | 10,362,560 |
| Provision for income taxes (note 7) | 2,607,226 |
| Net income | $ 7,755,334 |

*The accompanying Notes to Financial Statements are an integral part of these financial statements.*

# DNB Markets, Inc.

## Statement of Changes in Stockholder's Equity

### Year Ended December 31, 2020

| | Common Stock | | Additional Paid-in Capital | | Retained Earnings | | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|
| Balance at January 1, 2020 | $ | 1,000 | $ | 365,366 | $ | 128,393,401 | $ 128,759,767 |
| Net income | | – | | – | | 7,755,334 | 7,755,334 |
| Balance at December 31, 2020 | $ | 1,000 | $ | 365,366 | $ | 136,148,735 | $ 136,515,101 |

*The accompanying Notes to Financial Statements are an integral part of these financial statements.*

# DNB Markets, Inc.

## Statement of Changes in Subordinated Borrowings

### Year Ended December 31, 2020

| | | |
|---|---|---:|
| Balance at January 1, 2020 | $ | 25,000,000 |
| Additional subordinated borrowings from Parent | | 100,000,000 |
| Repayments of subordinated borrowings from Parent | | (110,000,000) |
| Balance at December 31, 2020 | $ | 15,000,000 |

*The accompanying Notes to Financial Statements are an integral part of these financial statements.*

# DNB Markets, Inc.

## Statement of Cash Flows

### Year Ended December 31, 2020

| | | |
|---|---|---:|
| **Cash flows from operating activities** | | |
| Net income | $ | 7,755,334 |
| Adjustments to reconcile net income to net cash provided | | |
| by operating activities: | | |
| Depreciation and amortization | | 201,335 |
| Deferred taxes | | (68,376) |
| (Increase) decrease in operating assets: | | |
| Investment banking and advisory fees and other receivables | | (342,817) |
| Current and deferred tax asset, net | | 720,270 |
| Receivables from customer | | (9,580,720) |
| Prepaid expenses and other assets | | (4,904,137) |
| Fail to deliver | | (580,194) |
| Increase (decrease) in operating liabilities: | | |
| Taxes payable | | 338,561 |
| Accrued expenses and interest payable | | 2,748,041 |
| Fail to receive | | 9,580,720 |
| Net cash provided by operating activities | $ | 5,868,017 |
| | | |
| **Cash flows from investing activities** | | |
| Purchase of fixed assets | $ | (3,200,360) |
| Impairment of fixed assets | | 61,631 |
| Net cash used in investing activities | $ | (3,138,729) |
| | | |
| **Cash flows from financing activities** | | |
| Proceeds from subordinated borrowings | $ | 100,000,000 |
| Repayments of subordinated borrowings | | (110,000,000) |
| Net cash used in financing activities | $ | (10,000,000) |
| | | |
| Net decrease in cash and cash equivalents | $ | (7,270,712) |
| | | |
| Cash and cash equivalents and cash segregated in compliance with federal and other regulations: | | |
| Beginning of year | $ | 148,059,327 |
| End of year | $ | 140,788,615 |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for interest | $ | 1,876,650 |
| Cash paid for taxes | $ | 1,490,527 |

*The accompanying Notes to Financial Statements are an integral part of these financial statements*

8

# DNB Markets, Inc.

## Notes to Financial Statements

### December 31, 2020

**1. Nature of Operations and Organization**

DNB Markets, Inc. (the "Company") is a wholly owned subsidiary of DNB Bank ASA (the "Parent") headquartered in Oslo, Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a corporation. The Parent is the sole shareholder of the Company.

The Company is based in the United States and conducts business from its main office in New York, New York and its branch office in Houston, Texas. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003.

The Company maintains a sales and trading desk in New York for the purchasing and selling of non-U.S. equity and fixed income securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 of the Securities Exchange Act of 1934, U.S. Institutional Investors, Canadian and selected Latin American institutional investors (collectively, "Clients"). The Parent acts as the clearing broker-dealer for these trades. In addition, the Company's sales and trading desk is involved in selling primary equity and debt securities transactions to Clients when the Company or the Parent is involved as an underwriter. The Company's sales and trading desk also solicits Clients to establish and maintain accounts on a fully disclosed basis with Goldman Sachs & Co ("GS&C"), a registered clearing broker, for the purpose of purchasing and selling U.S. equity and debt securities. The Company introduces Clients to GS&C on a fully disclosed basis, and therefore is not required to make a rule 15c3-3 reserve computation pursuant to paragraph (k)(2)(ii) of the Securities and Exchange Act of 1934. The Company also qualifies for an exemption to the rule 15c3-3 reserve calculation in accordance with paragraph k(2)(i) of the Securities and Exchange Act of 1934 by maintaining a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement.

The Company also engages in the following business activities through its Investment Banking Division ("IBD"): participating in underwritings of corporate debt and equity securities in the United States as an underwriting syndicate member; At-The-Market equity offerings; the arrangement and syndication of bank loans, including advisory services related thereto; merger and acquisition advisory services; providing fairness opinions; and arranging the private placement of exempt corporate debt and equity securities with Clients.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2020

**2. Significant Accounting Policies**

The accompanying financial statements of the Company as of December 31, 2020 have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and in accordance with Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

**Use of Estimates and Indemnifications**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management believes the risk of loss is remote.

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. Interest on cash equivalents is recognized as revenue when earned. At December 31, 2020, cash equivalents amounted to $140,679,746, which included $125,000,000 invested in a money market fund that invests in securities issued or guaranteed as to principal and interest by the U.S. government, and repurchase agreements collateralized by such securities.

**Client Commission Agreement**

The Company engages in broking activities with a Client under a Client Commission Agreement whereby the Company, acting as an executing broker, receives order flow in foreign securities from the client. The Company retains a portion of the agreed commission for order execution and

# DNB Markets, Inc.

## Notes to Financial Statements (continued)

December 31, 2020

the remainder of the balance is paid to a plan sponsor in return for brokerage and research services. The amount paid to the plan sponsor is recorded separately in accrued expenses and interest payable on the Statement of Financial Condition and has been segregated in a special bank account for the exclusive benefit of customers.

**Cash Segregated in Compliance with Federal and Other Regulations**

Cash segregated in compliance with federal and other regulations consists of cash deposited in a special bank account for the exclusive benefit of customers related to the Company's Client Commission Agreement.

**Investment Banking and Advisory Fee Income, Net**

Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings of equity and debt securities. The Company acts as an underwriter and earns revenue including management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when performance obligations related to the underwriting cycle have been satisfied, the nature and amount to be earned for the services has been determined and collectability is reasonably assured.

As an underwriting participant in equity and debt securities transactions, management must estimate the Company's share of transaction-related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue that is recognized. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically 90 days following the closing of the transaction, as the amounts have been determined and collection reasonably assured.

With regards to loan arranging and syndication activity, fees are typically paid to the Company as an arranger. These arrangements are typically evidenced by fee agreements between the Company and the customer or between the Company and DNB Capital LLC, an affiliated entity. Fees are typically recognized upon closing.

Fee income also includes fees earned from providing financial advisory services and are recorded when services for the transactions are completed under the terms of each assignment or engagement and collection is reasonably assured.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2020

Investment banking and advisory fees and other receivables primarily include receivables relating to the Company's investment banking and advisory engagements. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a client by client basis. During the year ended December 31, 2020, the Company did not record any bad debt expense. There was no allowance for doubtful accounts as of December 31, 2020.

**Commission Income, Net**

Commission income includes income earned on effecting trades in U.S. and non-U.S. equity and fixed-income securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company allows a Client to allocate a portion of its gross commissions to pay for research products and other services provided by a third party under Section 28(e) of the Securities Exchange Act of 1934 pursuant to a Client Commission Agreement. The amounts allocated for those purposes are commonly referred to as commission recapture arrangements. Commission recapture arrangements are recorded on an accrual basis for each eligible trade and netted against Commission income on the Statement of Operations.

**Institutional Income**

Institutional income represents income earned on corporate access, marketing, research and execution services. Such income is typically not governed by contractual agreements. Revenue is recorded when services have been rendered and the income amount is determinable, and collectability is reasonably assured. This is generally when cash is received.

**Income Taxes**

Income taxes are accounted for under ASC 740, *Income Taxes.* Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2020

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense.

**Fixed Assets**

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture, equipment and computer hardware is calculated on a straight-line basis using estimated useful lives of three years or more. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

**Fair Value**

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximate their carrying value as such financial instruments are short term in nature.

**Fail to Deliver**

At December 31, 2020, the Company recorded eight fail to deliver transactions totaling $855,327 with a corresponding payable to a customer of the same amount (recorded in Accrued expenses and interest payable) related to transactions that did not settle according to their contractual terms. The transactions were booked in accordance with Rule 15a-6 and were subsequently settled without an adverse impact to the Company.

**Fail to Receive**

At December 31, 2020, the Company recorded fourteen fail to receive transactions totaling $10,336,714 with a corresponding receivable from customers (?) of the same amount related to transactions that did not settle according to their contractual terms. The transactions were booked in accordance with Rule 15a-6 and were subsequently settled without an adverse impact to the Company.

**Right of Use Assets and Lease Liabilities**

The Company accounts for leases in accordance with ASC 842, Leases and it recognizes right of use ("ROU") assets and lease liabilities on the Statement of Financial Condition. The ROU

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2020

assets and lease liabilities are reduced on a monthly basis to reflect the change in the net present value of the remaining lease obligations. As of December 31, 2020, the remaining ROU assets and lease liabilities amounted to $18,938,865.

The Company's operating lease agreements are comprised of real estate leases. ROU assets represent the Company's right to use the underlying asset for the remaining lease term and lease liabilities represent the Company's obligation to make lease payments for the remaining lease term. ROU assets and lease liabilities are recognized at the commencement date based on the net present value of the lease payments over the remaining lease term. As the Company's leases do not provide an implicit interest rate, and the implicit interest rate is not readily determinable, the Company calculated its Incremental Borrowing Rate ("IBR") in accordance with methodology used by its parent, DNB Bank ASA.

The Company is a lessee in two different sub-lease agreements dated prior to January 1, 2019. The net present value of the lease payments for these two sub-lease agreements was determined using a 3.18% IBR for one sub-lease agreement and 3.02% for the other sub-lease agreement. The Company entered into an additional sub-lease agreement during the year ended December 31 2019. The net present value of the lease payments for this new sub-lease was determined using a 2.83% IBR.

**Recent Accounting Pronouncements:**

ASC 326 – *Financial instruments - Credit Losses s*ets forth a new credit loss methodology, Current Expected Credit Losses ("CECL") which requires earlier recognition of credit losses, while providing additional transparency about credit risk.

As a part of the new methodology, the Company must measure credit losses for receivables at the time the financial asset is originated or acquired. For financial assets measured at amortized cost, cash and cash equivalents and receivables from clients, the Company has concluded that there are minimal to no expected credit losses based on the nature of the financial assets and immaterial historic and expected losses.

On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings. During 2020, the Company maintained receivables from unsettled bond and equity offerings, syndication fees and commissions for trades cleared through a third party. The nature of these fees is that they are settled within 90 days of revenue recognition, and therefore the

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2020

Company has determined the unsettled receivables are limited to the amount owed the Company for a short period of time.

As of December 31, 2020, the Company maintained a fee receivable balance of $5,830,217, of which $2,873,400 remains open as of the date of issuance of the financial statements. The remaining balance is expected to be cleared by March 31, 2021.

**3. Deposit with Clearing Broker**

The Company maintains a required pre-determined sum of money deposited with its U.S. clearing broker, GS&C, which serves as collateral against any losses that could be incurred by GS&C for which it is entitled to be indemnified by the Company. At December 31, 2020, the Company had $1 million deposited with GS&C. The deposit does not represent an ownership interest in GS&C.

**4. Related Party Transactions**

As of December 31, 2020, the Company had a revolving subordinated loan agreement with DNB Bank ASA, Grand Cayman Branch in the amount of $285,000,000, maturing December 31, 2025. During the year, the Company borrowed and subsequently repaid $100,000,000 under the revolving subordinated loan agreement. In October 2020, the Company repaid an equity subordinated loan agreement with DNB Capital LLC in the full amount of $10,000,000, and thereby terminated the agreement.

The interest rate on the outstanding amounts under the revolving subordinated loan agreement is LIBOR plus 200 basis points per annum. The Company pays a commitment fee of 15 basis points per annum on the average undrawn balance under the revolving subordinated loan agreement. The interest rate on the now terminated equity subordinated loan agreement was LIBOR plus 500 basis points per annum.

As of December 31, 2020, the outstanding amount under the revolving subordinated loan agreement was $15,000,000 with interest accruing at 2.22038% (based on 3 month LIBOR). The undrawn amount available as of December 31, 2020 was $270,000,000. The loan's carrying value approximates its fair value. Refer to Note 6 – Fair Value Measurements and Disclosures.

Outstanding borrowings under the two subordinated loan agreements are subordinated to claims of general creditors, are covered by an agreement approved by FINRA and are included by the Company in computing net capital under the Uniform Net Capital Rule of the Securities and

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2020

Exchange Commissions ("SEC"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid, and any repayments thereunder require FINRA's consent. Interest expense incurred under the two subordinated loan agreements during the year ended December 31, 2020 was $1,876,650 and is included in Interest expense on the Statement of Operations.

The Company has an agreement with DNB Bank ASA, New York Branch, whereby the New York Branch provides the Company with certain services which include but are not limited to, shared occupancy and administrative services including accounting, legal, payments processing, information security, human resources, payroll, purchasing and/or leasing of equipment, use of its information technology systems and record storage. During the year ended December 31, 2020, the Company incurred expenses of $1,256,888 under this agreement, which is included in Allocated charges from affiliates on the Statement of Operations.

The Company has an agreement with the Parent, whereby certain services will be provided by the Parent and the Company will compensate the Parent for using such services. These services include but are not limited to, systems development and maintenance costs, use of the Parent's Order Management Systems, equity research, and market support and clearing. During the year ended December 31, 2020, the Company incurred expenses of $1,968,064 under this agreement, which is included in Allocated charges from affiliates on the Statement of Operations.

The Company enters into agreements with affiliated entities as appropriate regarding the sharing of fees originating from equity and debt capital market offerings and advisory services, loan arrangement and syndication advisory services, mergers and acquisitions advisory related services, and project finance advisory related services. During the year ended December 31, 2020, the Company earned $6,057,447 in fees under these agreements which is included in Investment banking and advisory fee income, net on the Statement of Operations.

**5. Fixed Assets**

At December 31, 2020, fixed assets are comprised of the following:

# DNB Markets, Inc.

## Notes to Financial Statements (continued)

### December 31, 2020

| | |
|---|---:|
| Computer hardware | $ 250,636 |
| Leasehold improvements | 4,674,593 |
| Equipment | 74,410 |
| Furniture | 240,896 |
| Total cost | 5,240,535 |
| Less accumulated depreciation and amortization | 1,654,708 |
| Total cost, net of accumulated depreciation and amortization | $ 3,585,827 |

## 6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to overall valuation.

The three tier hierarchy of inputs is summarized below:

*Level 1:* Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

*Level 2:* Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

*Level 3:* Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

Classified as Level 3 are financial instruments which cannot be valued based on directly observable prices. For these instruments, other valuation techniques are used, such as valuation

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2020

of assets and liabilities in companies, estimated cash flows and other models where key parameters are not based on observable market data.

At December 31, 2020, the Company did not own any financial assets other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets with defined settlement amounts are reported at their contractual amounts, which approximate fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

## 7. Income Taxes

The components of income tax expense for the year ended December 31, 2020 are as follows:

|  | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 2,408,076 | $ (56,306) | $ 2,351,770 |
| State and local | 267,526 | (12,070) | 255,456 |
|  | $ 2,675,602 | $ (68,376) | $ 2,607,226 |

At December 31, 2020, the Company's deferred tax asset is $806,694, which primarily relates to accrued bonus compensation not yet deductible for tax purposes. At December 31, 2020, the Company did not have a valuation allowance for the deferred tax asset as it is more likely than not that it will be fully realized.

The Company had an effective tax rate of 25.16%, which is different from the federal statutory rate of 21.00% due primarily to state and local taxes.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2020

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). The Company determined no uncertain tax position existed as of December 31, 2020. The Company does not expect significant changes in the unrecognized tax benefits to occur within the next twelve months.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the year ended December 31, 2020, the Company accrued $20,190 in additional state and local taxes and interest relating to the voluntary disclosure programs completed in 2018.

As of the end of 2020, the statute of limitations for tax audits applies to the 2017, 2018, and 2019 federal returns. The New York State and New York City statutes remain applicable to the 2015 through 2019 tax years.

## 8. Commitments and Contingencies

The Company sublets office space under an Amended and Restated Sublease (the "Sublease") with DNB Bank ASA, New York Branch, dated as of September 1, 2015, the lease term of which commenced on September 1, 2015 and will expire on May 14, 2021. Additionally, the Company subleases office space under a sublease agreement with DNB Bank ASA, New York Branch in the premises of the New York Branch's Houston representative office (the "Houston Sublease").

As of December 31, 2020, the minimum annual rental commitments for the Sublease and Houston Sublease, subject to escalation based on increases in certain costs incurred by the lessor, amount to $204,543 for 2021.

Rent expense for the Sublease and Houston Sublease including utilities and maintenance and repairs, was $589,504 for the year ended December 31, 2020, which is included in Rent and occupancy expense on the Statement of Operations.

The Company has a sublease agreement with DNB Bank ASA, New York Branch for new office space at 30 Hudson Yards, New York, NY (the "30 HY Sublease") which the Company plans to occupy during 2021. As of December 31, 2020, the minimum annual rental commitments for the 30 HY Sublease, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

# DNB Markets, Inc.

## Notes to Financial Statements (continued)

### December 31, 2020

Year ending December 31:

| | |
|---|---:|
| 2021 | $ 1,439,625 |
| 2022 | 1,439,625 |
| 2023 | 1,439,625 |
| 2024 | 1,439,625 |
| Thereafter | 16,195,775 |
| Total minimum future rental payments | $ 21,954,275 |

The total rent expense under the 30 HY Sublease for the year ended December 31, 2020, was $1,439,625 which is included in Rent and occupancy expense on the Statement of Operations.

As of December 31, 2020, maturities of the outstanding lease liability for the Company were approximately as follows:

Year ending December 31:

| | |
|---|---:|
| 2021 | $ 1,599,648 |
| 2022 | 1,469,304 |
| 2023 | 1,454,464 |
| 2024 | 1,439,625 |
| 2025 | 1,439,625 |
| Thereafter | 14,756,152 |
| Total | 22,158,818 |
| Discount to Present Value | 3,219,953 |
| Lease Liability | $ 18,938,865 |

# DNB Markets, Inc.

## Notes to Financial Statements (continued)

### December 31, 2020

Other information related to leases as of December 31, 2020:
- Weighted average remaining lease term: 15.12 years
- Weighted average discount rate: 2.83%

**Clearing Broker Indemnification**

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify GS&C for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2020, no amounts were recorded under such agreement as no loss exists.

**Litigation**

There are two class actions in which the Company has been named as a defendant; both actions involve offerings by a pharmaceutical company. One action has been filed in Canada and one in the U.S. The Company was an underwriter in the relevant offerings and it is alleged that the offering documents were materially untruthful or incomplete. The Company was named as a defendant, along with the other members of the underwriting groups for those offerings. In December 2019, the parties to the U.S. action announced a settlement of the action subject to the U.S. court's approval. In June 2020, the U.S. court approved settlement of the U.S. action. An appeal challenging the plan of allocation provided by the settlement has been filed. In August 2020, the parties to the Canadian action announced a settlement of the action subject to the Canadian court's approval. In November 2020, the Canadian court approved settlement of the Canadian action.

In both class actions the Company, along with the other underwriters, was indemnified by the relevant issuer for its proportionate share of any judgment or settlement and legal fees incurred in defending the litigation. Pursuant to the terms of the respective settlement agreement in each of the U.S. and Canadian actions, the Company, along with the other underwriters, is released and discharged from liability in connection with the claims raised in each respective action.

The Company is also named as a defendant, along with the above referenced pharmaceutical company and the other underwriters of the U.S. class action, in an opt-out action based on the same allegations as those of the U.S. class action. The Company has no reason at this time to

# DNB Markets, Inc.

## Notes to Financial Statements (continued)

### December 31, 2020

believe that the opt-out action has merit. The Company, along with the other underwriters, is indemnified by the pharmaceutical company for its proportionate share of any judgment or settlement and legal fees incurred in defending the litigation.

**Guaranteed Compensation**

The Company entered a guaranteed compensation agreement with one employee during 2019 where payments were made in 2019 and 2020. Additional payments will be made in 2021 subject to the employee satisfying all terms of the agreement.

**Investment Banking Activities**

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2020 and were subsequently settled had no material effect on the financial statements as of that date.

## 9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004 administered by DNB Bank ASA, New York Branch. Eligible employees electing to enroll in this plan may receive an employer match of 100% on up to 12% of the employees' salary, capped at the annual deferral limit, as defined. The Company made contributions that totaled $588,918 for the year ended December 31, 2020. This amount is included in Employee compensation and benefits expense on the Statement of Operations.

Eligible employees participate in a noncontributory defined benefit pension plan administered by DNB Bank ASA, New York Branch. The cost for the Company for the year ended December 31, 2020 was $643,242 and is included in Employee compensation and benefits expense on the Statement of Operations.

## 10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to financial advisory services. No losses have occurred in such accounts during the year ended December 31, 2020.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2020

## 11. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires that the Company to maintain a minimum net capital of $250,000. As of December 31, 2020, the Company had a net capital of $127,103,247 which exceeded the regulatory requirement by $126,853,247. In accordance with the exemptive requirements of Section k(2)(i) under SEC Rule 15c3-3, the Company has segregated $108,869 in a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement. At December 31, 2020, the Company did not have any payables to customers related to the Client Commission Agreement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at GS&C, or proprietary accounts of brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and GS&C, which require, among other things, that GS&C perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

## 12.  Revenue Recognition

The Company recognized revenue in accordance with ASC 606, *Revenue from Contracts with Customers.*  The objective of ASC 606 is to disclose useful information in terms of the nature, timing, amount and uncertainty of revenue from contracts with customers.  ASC 606 applies to all contracts with customers that provide goods or services in the ordinary course of business. The Company's primary revenue streams are as follows: Investment Banking and Advisory Fee Income, Commission Income and Institutional Income. The Company uses a five step model for recognition of revenue based on control, in accordance with the standard.

The Company must use Judgement and determine whether performance obligations have been satisfied, the nature of the services and the amount to be earned for the service, whether collectability is assured and if any warranties exist.

The majority of the Company's revenues are earned from Investment Banking and Advisory fees, Commission income and Institutional Income. Revenue is recognized as the Company satisfies its obligation to the customer. Refer to Note 2 – Significant Accounting Policies for further discussion on the Company's accounting policies for revenue recognition.

DNB Markets, Inc.

Notes to Financial Statements (continued)

December 31, 2020

During the year ended December 31, 2020, the Company recognized revenue of $31,635,246 from Investment Banking and Advisory fee income. The Company held $5,487,400 in fees receivable at the beginning of the year and ended the year with a fee receivable balance of $5,830,217.

## 13. Coronavirus (COVID-19) Pandemic

In March 2020, the World Health Organization declared COVID-19 (a novel coronavirus) to be a pandemic. The situation is dynamic.  Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines and general market uncertainty. The global economy, the economies of certain nations and individual issuers have been and may continue to be adversely affected by COVID-19, particularly in light of the interconnectivity between economies and financial markets, all of which may negatively impact the Company's performance.  In addition, COVID-19 and governmental responses to COVID-19 may negatively impact the capabilities of the Company's service providers and disrupt the Company's operations. Management of the Company will continue to monitor the impact of COVID-19.

## 14. Subsequent Events

As of the date of issuance of the financial statements, the Company paid a dividend totaling $57,775,334 to its parent company, DNB Bank ASA. The Company has assessed the impact of the proposed dividend on net capital and has determined that projected net capital will remain sufficient to continue operations after the dividend payment. The intention to withdraw capital has been reported to FINRA on the Company's December 2020 FOCUS report, and FINRA was advised of the payment at least two business days prior to the actual payment date.

The Company evaluated other subsequent events through the date of issuance of the financial statements and found no material impact to the Company's financial condition, results of operations or cash flows.

# Supplemental Schedules

Schedule I

# DNB Markets, Inc.

## Computation of Net Capital under Rule 15c3-1
## of the Securities and Exchange Commission

December 31, 2020

**Net Capital**

| | | |
|---|---|---|
| Total stockholder's equity | $ | 136,515,101 |
| Subordinated borrowings | | 15,000,000 |
| | | 151,515,101 |
| Less non-allowable assets: | | |
| Accounts receivable | | 6,517,108 |
| Investment banking and advisory fees and other receivables | | 5,830,217 |
| Fixed assets | | 3,585,827 |
| Current and deferred tax asset, net | | 806,694 |
| Prepaid expenses and other assets | | 215,149 |
| Total non-Allowable | | 16,954,995 |
| Aged fail to deliver | | 6,859 |
| Tentative net capital | | 134,553,247 |
| Haircuts on money market fund securities | | 7,450,000 |
| Total net capital | $ | 127,103,247 |
| Minimum net capital requirement (Alternative– $250,000 net capital requirement) | $ | 250,000 |
| Net capital in excess of minimum requirement | $ | 126,853,247 |

There were no material differences between the preceding computations included in the most recent unaudited Part IIA of Form X-17a-5 as of December 31, 2020, amended on February 25, 2021.

Schedule II

# DNB Markets, Inc.

## Statement Pursuant to SEC Rule 17a-5(d)
## Computation for Determination of Reserve Requirements

December 31, 2020

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Securities and Exchange Act of 1934. The Company maintains a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement, and therefore is not required to make a reserve requirement computation.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Securities and Exchange Act of 1934. The Company introduces all customers to a registered clearing broker on a fully disclosed basis, and therefore is not required to make a reserve requirement computation.

Schedule III

DNB Markets, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Information for Determination of Possession or Control of Securities

December 31, 2020

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of The Securities and Exchange Act of 1934. The Company does not hold customer funds or safe-keep customer securities, and therefore is not required to make a computation of possession or control of securities.


**DNB Markets, Inc.**
**Exemption Report**


DNB Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:

- 15c3-3(k)(2)(i) a "Special Account for the Exclusive Benefit of Customers" is maintained, and
- 15c3-3(k)(2)(ii) all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.


DNB Markets, Inc.

I, Theodore Jadick, Jr. affirm that, to my best knowledge and belief, this Exemption Report is true and correct.


Theodore Jadick, Jr.
President


February 26, 2021



CITRINCOOPERMAN®
Accountants and Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management
DNB Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DNB Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which DNB Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) DNB Markets, Inc. stated that DNB Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. DNB Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DNB Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

New York, New York
February 26, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM